Hidary Group Acquisitions, LLC
                         10 West 33rd Street, 9th Floor
                               New York, NY 10001




                                                                   June 28, 2007


By Hand and Facsimile
---------------------

Board of Directors of Everlast Worldwide Inc
c/o Seth Horowitz
1350 Broadway, Suite 3300
New York, NY 10018


Ladies and Gentlemen:

         We have received your purported notice of termination of the merger agreement between us and Everlast Worldwide Inc (the "Company") dated as of June 1, 2007 (the "Merger Agreement"), and a check for $3 million dollars representing the termination fee associated with such purported termination. You are in breach of the Merger Agreement and it is our firm view that the Company was not entitled to terminate the Merger Agreement because it had not received a Superior Proposal, as defined in the Merger Agreement, and that the purported termination is thus not effective. As such, we do not intend to cash the check until such time as we resolve our differences with the Company.

         We wish to emphasize that we were, and remain, prepared to negotiate all aspects of our proposal. In that regard, we are disappointed that the Company did not comply with its obligation under Section 7.03(d) of the Merger Agreement to negotiate with us "in good faith ... to make such adjustments in the terms and conditions of the [Merger] Agreement". We are also quite surprised that the Company's board of directors (the "Board") chose to act in a manner that was not designed to maximize value to the Company's shareholders. Your failure to negotiate with us in good faith after receiving our revised proposal for $30.55 per share (the "Revised Hidary Proposal"), and instead accept a lower $30.00 per share offer made by Brand Holdings Limited, coupled with a new, and presumably increased, termination fee payable to Brand Holdings, only resulted in depriving your shareholders of the additional value to which they are entitled.

         Notwithstanding the Company's wrongful termination of the Merger Agreement and failure to negotiate with us to obtain a better deal for your shareholders, we remain prepared to discuss, and, in fact, are now willing to offer an increase in the consideration to be paid to the Company's shareholders from the consideration contemplated by the Revised Hidary Proposal.

         At this time by this letter, we are submitting a new offer as follows (which offer will expire at 5:00 p.m. eastern on Monday, July 9th):

              o  pay $31.25 per share

              o give all shareholders the right to elect to rollover up to 50% of their current equity interest in the Company.

              o if the termination fee agreed to by the Company in connection with the Brands Holding transaction is invalidated, we would be prepared to consider a further increase in our purchase price

              o all the other terms of the Revised Hidary Proposal remain in place as provided for in our letter to you yesterday.

              o  we look forward to your prompt response to this offer.

         The rollover feature -- which will be purely voluntary for the Company's shareholders -- will present shareholders the opportunity to participate in the Company's future growth, while at the same time offering shareholders the right to cash out all or a portion of their shares at the very attractive price of $31.25 per share.

         The $30 per share proposal made by Brand Holdings to the Company (the "BH Proposal") is not a Superior Proposal (as such term is defined in the Merger Agreement) when compared to the Revised Hidary Proposal that we delivered to you yesterday. Given that the consideration contemplated by the Revised Hidary Proposal is higher than that contemplated by the BH Proposal (by an aggregate of more than $2.4 million), it is readily apparent that the BH Proposal is not "more favorable to the Company's stockholders (in their capacity as such) from a financial point of view". Moreover, as the Company is well aware, the Revised Hidary Proposal is more than "reasonably capable of being consummated".

         The definition of Superior Proposal in the Merger Agreement requires the Board to determine, in the first instance, whether the Acquisition Proposal is more favorable to the shareholders from a financial point of view. This determination does not include consideration of which proposal is more likely to close. On this point, it is inconceivable that the BH Proposal satisfies this test. Under the definition of Superior Proposal, the Board does not get to consider the likelihood that the proposal will be able to close, unless it answers the first question in favor of such Acquisition Proposal. Where, as here, the Revised Hidary Proposal is more favorable to the shareholders from a financial point of view, the question never arises. Moreover, even if it were relevant to this analysis, the Revised Hidary Proposal is as or more likely to be consummated than the BH Proposal.

         The financing package for the Revised Hidary Proposal is superior to the one the Board approved earlier this month in connection with our original proposal. In assessing the likelihood that Wells Fargo (Hidary's lead lender) will fulfill its $65 million financing commitment, it is appropriate for the Company to take into account the fact that Wells Fargo has a 15-year


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


history as senior lender to the Company, and is thus intimately familiar with the Company. Moreover, Wells Fargo's recent increase in the level of its commitment from $60 million to $65 million confirms Wells Fargo's high level of confidence in the Revised Hidary Proposal.

         In addition, Wells Fargo's amended commitment has not modified any of the other terms contained in the commitment letter that was previously reviewed by, and found acceptable to, the Board. Additionally, in considering our ability to close, bear in mind that the equity commitments already provided to you are sufficient, with little, if any, debt financing at all, to finance the entire merger consideration. Accordingly, any concerns about the debt financing (which would be unfounded in any event) are irrelevant.

         The Company should also recall that in connection with the execution of the Merger Agreement on June 1, the Company expressed concern about an apparent due diligence out with the proposed Wells Fargo financing documents. In response, we immediately secured modifications to the financing commitments that were requested by, and found satisfactory to, the Company. If the Company had concerns about our current financing arrangements (which, as noted above, are superior to the ones approved by the Company on June 1) you should have informed us and we would have acted promptly to address such concerns. Indeed, our immediate responsiveness to the financing concerns expressed by the Company on June 1 should have made clear to you that we were and are prepared to respond to any reasonable concerns (regarding financing or otherwise) expressed about our proposal.

         As noted above, the amount of committed equity financing (which, inclusive of the Burlingame and Aquamarine rollover commitments discussed below is equal to approximately $133 million in the aggregate) is sufficient to fund the entire transaction with little, if any, debt -- even in the virtually unimaginable scenario in which our lenders walk away from the deal and no other shareholders determine to rollover any portion of their equity. Other than those equity investors that are substantial funds with assets in the billion dollar range and higher, at the time we signed the Merger Agreement, we provided you with back up information regarding the financial capability of our other investors. These investors are thoroughly familiar with the due diligence relating to the Company and their level of enthusiasm and commitment to the transaction is very high.

         The rollover commitments of approximately 7.3% of outstanding shares from Burlingame and 3.1% of outstanding shares from Aquamarine are clear and unequivocal and are equivalent to firm and unqualified commitments for purposes of assessing the likelihood of Hidary's capacity to close.


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



         We were quite surprised to learn that the Board entered into a merger agreement with respect to the BH Proposal based on the foregoing facts and circumstances. We will be exploring all options, including legal and equitable remedies, available to us in connection with the Company's purported termination of the Merger Agreement.


                                      Sincerely,


                                      Hidary Group Acquisitions, LLC


                                      By: The Hidary Group LLC,
                                              its managing member


                                              By: /s/ Jack D. Hidary
                                                  ------------------
                                              Name:    Jack D. Hidary
                                              Title:   Managing Member


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